Exhibit 99.2

AMC Mining Consultants (Canada) Ltd. BC0767129 — 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 CANADA — T +1 604 669 0044 F +1 604 669 1120 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Adrienne Ross, Ph.D., P.Geo., P.Geol., of Vancouver, British Columbia, do hereby certify that:

1.	I am currently employed as the Geology Manager and a Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver British Columbia, V6C 1S4;

2.	This certificate applies to the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017, (the “Technical Report”) prepared for MAG Silver Corp. (“the Issuer”);

3.	I am a graduate of the University of Alberta in Edmonton, Canada (Bachelors of Science (Hons) in Geology in 1991). I am a graduate of the University of Western Australia in Perth, Australia (Ph.D. in Geology). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #37418) and Alberta (Reg. #52751). I have practiced my profession for a total of 23 years since my graduation and have relevant experience in precious and base metal deposits;

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

4.	I have not visited the Property;

5.	I am responsible for Sections 3-12, 14, 23 and parts of 1, 25, 26, and 27 of the Technical Report;

6.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101;

7.	I have not had prior involvement with the property that is the subject of the Technical Report;

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1;

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 21 October 2017

Signing Date: 24 November 2017

(original signed by) Adrienne Ross, Ph.D., P.Geo., P.Geol.

Adrienne Ross, Ph.D., P.Geo., P.Geol.

Geology Manager and Principal Geologist

AMC Mining Consultants (Canada) Ltd.

ADELAIDE +61 8 8201 1800	BRISBANE +61 7 3230 9000	MELBOURNE +61 3 8601 3300	PERTH +61 8 6330 1100	TORONTO +1 416 640 1212	VANCOUVER +1 604 669 0044	SINGAPORE +65 8620 9268	MAIDENHEAD +44 1628 778 256

www.amcconsultants.com

AMC Mining Consultants (Canada) Ltd. BC0767129 — 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 CANADA — T +1 604 669 0044 F +1 604 669 1120 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Gary Methven, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1.	I am currently employed as the Underground Manager and Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd. with an office located at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4;

2.	This certificate applies to the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017, (the “Technical Report”) prepared for MAG Silver Corp. (“the Issuer”);

3.	I graduated from the University of Witwatersrand in Johannesburg, South Africa with a Bachelor of Science degree in Mining Engineering in 1993. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #180019), a member of Registered Professional Engineers of Queensland (License #06839), and a member of the Australian Institute of Mining and Metallurgy (CP). I have relevant experience precious and base metal deposits, mine infrastructure, design and planning, mine production and financial evaluation, reserve estimation, technical reviews and technical studies.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

4.	I have visited the Property from March 14 to 19, 2016 for 5 days;

5.	I am responsible for Sections 2, 15, 16, 20, 24 and parts of 1, 25, and 26 of the Technical Report;

6.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101;

7.	I have had prior involvement with the property that is the subject of the Technical Report; in the form of previous technical and trade-off studies in 2016 and 2015.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1;

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 21 October 2017

Signing Date: 24 November 2017

(original signed by) Gary Methven, P.Eng.

Gary Methven, P.Eng.
Underground Manager and Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.

ADELAIDE +61 8 8201 1800	BRISBANE +61 7 3230 9000	MELBOURNE +61 3 8601 3300	PERTH +61 8 6330 1100	TORONTO +1 416 640 1212	VANCOUVER +1 604 669 0044	SINGAPORE +65 8620 9268	MAIDENHEAD +44 1628 778 256

www.amcconsultants.com

AMC Mining Consultants (Canada) Ltd. BC0767129 — 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 CANADA — T +1 604 669 0044 F +1 604 669 1120 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Harald Muller, FAusIMM of Brisbane, Queensland, do hereby certify that:

1.	I was employed as a Principal Consultant with AMC Consultants Pty Ltd, with an office at Level 21, 179 Turbot Street, Brisbane, Queensland, 4000, Australia;

2.	This certificate applies to the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017, (the “Technical Report”) prepared for MAG Silver Corp. (“the Issuer”);

3.	I am a graduate of the Pretoria University in South Africa (Bachelors of Engineering (Chemical) in 1983). I am a registered Fellow in good standing of the Australasian Institute of Mining and Metallurgy (Membership No. 303667), the Institute of Chemcial Engineers (British) (Membership No. 2052 3858) and the South African Institution of Chemical Engineering (Membership No.001979). I have practiced my profession for a total of 30 years since my graduation and have relevant experience in minerals processing and extractive metallurgy, including process engineering, technical process design and auditing, project evaluation and development, process plant operations management and maintenance planning, plant start-up and commissioning, technical review, and audits. My experience includes gold, platinum group metals, copper, zinc, lead, nickel, antimony, vanadium, uranium, tungsten, graphite, iron ore, rare earth elements, phosphate, potash and barite;

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

4.	I have not visited the Property;

5.	I am responsible for Sections 13, 17, 19, and parts of 1, 25 and 26 of the Technical Report;

6.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101;

7.	I have not had prior involvement with the property that is the subject of the Technical Report; list other involvement;

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1;

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 21 October 2017

Signing Date: 27 November 2017

(original signed by) Harald Muller, FAusIMM

Harald Muller, FAusIMM
Principal Consultant

AMC Consultants Pty Ltd

ADELAIDE +61 8 8201 1800	BRISBANE +61 7 3230 9000	MELBOURNE +61 3 8601 3300	PERTH +61 8 6330 1100	TORONTO +1 416 640 1212	VANCOUVER +1 604 669 0044	SINGAPORE +65 8620 9268	MAIDENHEAD +44 1628 778 256

www.amcconsultants.com

AMC Mining Consultants (Canada) Ltd. BC0767129 — 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 CANADA — T +1 604 669 0044 F +1 604 669 1120 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Carl Kottmeier, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1.	I am currently employed as a Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd. with an office located at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4;

2.	This certificate applies to the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017, (the “Technical Report”) prepared for MAG Silver Corp. (“the Issuer”);

3.	I am a graduate of the University of British Columbia in Vancouver, British Columbia, Canada (Applied Science – Mining and Mineral Process Engineering, 1989). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #18702), and a member of the Canadian Institute of Mining, Metallurgy and Petroleum. I have practiced my profession continuously since 1989, and have been involved in mine engineering for a total of 28 years since my graduation from university. This has involved working primarily in Canada and in the United States. My experience is principally in coal, base metals, gold and silver.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4.	I have not visited the Property;

5.	I am responsible for Sections 18, 21, 22 and parts of 1, 25, and 26 of the Technical Report;

6.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101;

7.	I have not had prior involvement with the property that is the subject of the Technical Report;

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1;

9.	As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 21 October 2017

Signing Date: 24 November 2017

(original signed by) Carl Kottmeier, P.Eng.

Carl Kottmeier, P.Eng.
Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.

ADELAIDE +61 8 8201 1800	BRISBANE +61 7 3230 9000	MELBOURNE +61 3 8601 3300	PERTH +61 8 6330 1100	TORONTO +1 416 640 1212	VANCOUVER +1 604 669 0044	SINGAPORE +65 8620 9268	MAIDENHEAD +44 1628 778 256

www.amcconsultants.com